

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Xiaoyuan Zhang
Chief Financial Officer
Senmiao Technology Ltd
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China

>   **Re: Senmiao Technology Ltd**
>   **Form 10-K**
>   **Filed July 15, 2022**
>   **File No. 001-38426**

Dear Mr. Zhang:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed July 15, 2022

Item 1. Business, page 6

1. To the extent that consolidated VIEs constitute a material part of the consolidated financial statements for periods covered in future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should:
   - present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary;
   - disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other

entities that are consolidated; and
- present any intercompany amounts on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Please include the proposed disclosure in your response letter.

Our Corporate Structure, page 10

2. Based on the diagram of your Company's corporate structure on page 10 and page F-7, Hunan Ruixi Financial Leasing Co., Ltd. ("Hunan Ruixi"), is presented as your majority owned subsidiary in China. However, we note that Hunan Ruixi is not listed in EX.21.1 in your list of subsidiaries. Please revise future filings to ensure that the list of subsidiaries is consistent with the diagram of your Company's corporate structure and other parts of your filing.

Regulations, page 16

3. In future filings please provide quantitative disclosure of the dollar amount of specific restrictions under PRC laws and regulations on your PRC subsidiaries with respect to transferring net assets to Senmiao either in the form of dividends, loans, or advances. Please include proposed disclosure in your response letter.

Recent greater oversight by the CAC over data security, page 58

4. You state on page 59 that "[a]s of the date of this Report, we, our PRC subsidiaries and equity investee company, (i) are not required to obtain permissions from any PRC government authorities on the operation of our PRC subsidiaries and the issuance of our stocks to foreign investors, (ii) are not required to obtain permissions from the CSRC, CAC or any other government authorities on our PRC subsidiaries' operations. . . . When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC." In future filings, state in this risk factor whether you made these determinations by relying on the advice of counsel. If so, please disclose the name of counsel. If not, describe the risks related to the process of your determination. Please include the proposed disclosure in your response letter.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies, page 60

5. In future filings, provide quantitative disclosure of any loans, direct investment, and

capital contributions you have made to your PRC subsidiaries or former VIEs, whether from offering proceeds or otherwise. Please include proposed disclosure in your response letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net gain from deconsolidation of VIEs - discontinued operations, page 93

6.   We note your disclosure on page 93 related to the purchase on March 23, 2022, of Sichuan Senmiao's 94.5% equity interests for a total consideration of zero. We further note that you recognized a gain of $366,604 in the consolidated statements of changes in stockholders' equity related to the non-controlling interest from acquired equity interest. We also note your reference to the detailed analysis related to this transaction in Note 3 to your consolidated financial statements. We are not able to locate the analysis in Note 3. Please address the following:
   - Tell us why the 94.5% equity interest in Sichuan Senmiao was acquired for no consideration;
   - Provide us the analysis you refer to in the aforementioned disclosure related to this transaction including any authoritative guidance that you considered;
   - Tell us how you determined the value of the non-controlling interest; and
   - Revise future filings to include a discussion of your accounting for this transaction.

Consolidated statements of operations and comprehensive income (loss), page F-3

7.   We note that you present basic and diluted earnings (loss) per share separately for continuing and discontinued operations. Please revise future filings to also present combined basic and diluted earnings (loss) per share amounts for each period presented. Please refer to ASC 260-10-45-2.

Note 3 (r) Revenue recognition
Online ride-hailing platform services, page F-20

8.   We note your disclosure on page 20 related to the jointly promulgated Interim Measures for the Administration of Online Taxi Booking Business Operations and Services which appears to require the online ride-hailing services to meet the requirements set out by the Interim Measures and take full responsibility of the ride services. We also note your accounting policy disclosure on page F-20 as follows: "The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the Rider and is the principal (i.e., "gross"), or it arranges for other parties to provide the service to the Rider and is an agent (i.e., "net"). Since the Company is not primarily responsible for ride-hailing services provided to Riders, it does not have inventory risk related to the services. Thus, the Company recognizes revenue at a net basis." Please address the following:
   - Reconcile the regulatory disclosure requirement that indicates online ride-hailing services are fully responsible for ride services with your policy disclosure that

        indicates you are not primarily responsible for ride-hailing services.
- Please provide us with a detailed analysis of how you determined that your ride hailing services in the PRC should be presented on a net basis considering the guidance in ASC 606-10-55-36 through 55-40.
- Please also provide us with an English-language translation of your terms of service or customer service agreement related to your ride hailing services in the PRC.

<u>Note 4. Business Combination, page F-26</u>

9.   We note your disclosures on page F-26 and F-27 related to your different capital investments in XXTX. We also note the following disclosure on page F-27, "As of March 31, 2022, the Company acquired $ 8,065 in cash, net of cash paid to XXTX in the acquisition of XXTX. The remaining purchase consideration of approximately $ 0.3 million from XXTX Investment Agreement signed on September 11, 2020 and approximately $ 5.7 million additional capital investment from XXTX Increase Investment Agreement signed on February 5, 2021 mentioned above are expected to be paid by the Company by December 31, 2025." Please address the following:
- Reconcile above disclosure to your statement on page F-26 that you have made approximately $5.81 million in capital contributions to XXTX.
- Please tell us and revise future filings to clearly quantify the total purchase price, how it was determined, the various amounts and type of consideration paid for XXTX, the amounts that have actually been paid as of March 31, 2022, and the amounts still owed as of that date.

10.   Please tell how you determined you were not required to file XXTX financial statements considering the requirements of Article 8-04 of Regulation S-X.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance